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                      SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.

                        Three year period ending 2002

                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
    1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
      COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
              ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


     1.  Name and business address of person filing statement.

         Gardner, Carton & Douglas, 321 N. Clark Street, Suite 3400, Chicago, Illinois 60610

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

         Peter D. Clarke, Debra J. Schnebel, Robert J. Joseph, Robert L. Capizzi, Alfonso McMillian, Jr., Nancy Laethem

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

         Xcel Energy Inc. and subsidiaries

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

         Legal counsel for corporate and securities matters, including matters under the Public Utility Holding Company Act of 1935, as amended.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

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
                                     Salary or other
                                      compensations
                             -------------------------------
Name of recipient:           Received         To be received    Person or company
                                (a)                 (b)         from whom received
                                                                or to be received

Gardner, Carton & Douglas        -            Regular hourly     Xcel Energy Inc.
                                              billing rates

          (b)  Basis for compensation if other than salary.

               Hourly billing rates plus routine expenses

     6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         (a)  Total amount of routine expenses charged to client:  $

         (b)  Itemized list of all other expenses:


                            (Signed)  Gardner, Carton & Douglas



Date:  September 12, 2000             By: /s/ Peter D. Clarke
                                          ---------------------------------
                                          Peter D. Clarke, Partner